SCHEDULE B

(as amended on April 1, 2017 to amend DoubleLine Multi-Asset Growth Fund’s annual fee rate)

Annual Fee Rate (expressed as a Fund percentage of net assets)
DoubleLine Total Return Bond Fund	0.40%

DoubleLine Core Fixed Income Fund	0.40%

DoubleLine Emerging Markets Fixed Income Fund	0.75%

DoubleLine Multi-Asset Growth Fund	0.95%

DoubleLine Low Duration Bond Fund	0.35%

DoubleLine Floating Rate Fund	0.50%
DoubleLine Shiller Enhanced CAPE®	0.45%
DoubleLine Flexible Income Fund	0.62%
DoubleLine Low Duration Emerging Markets Fixed Income Fund	0.50%
DoubleLine Selective Credit Fund	0.55%
DoubleLine Long Duration Total Return Bond Fund	0.50%

DOUBLELINE FUNDS TRUST

By:	/s/ Ronald R. Redell
NAME: Ronald R. Redell
TITLE: President

DOUBLELINE CAPITAL LP

By:	DoubleLine Capital GP LLC, its general partner

By:	/s/ Louis Lucido
NAME: Louis Lucido
TITLE: Authorized Signer